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(202) 274-2011                                             rpomerenk@luselaw.com

February 7, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:  Barry McCarty, Esq.
        Senior Counsel

        RE:     FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP INC.
                (REGISTRATION NO. 333-121178)
                REGISTRATION STATEMENT ON FORM SB-2

Dear Mr. McCarty:

        On behalf of First Federal of Northern Michigan Bancorp, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated February 3, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Amended SB-2 has been blacklined to reflect changes from the Amendment No. 1 filing.

        1. The PRO FORMA pricing multiples presented on page 7 are those of First Federal of Northern Michigan Bancorp, Inc., the Maryland successor to Alpena Bancshares, Inc. We have not included Alpena Bancshares, Inc.'s HISTORICAL pricing multiples (which would not include the proceeds of the offering or the share exchange) because, we believe, such ratios would be misleading and confusing to investors, who typically use the PRO FORMA (and not the historical) pricing multiples to evaluate conversion companies versus peer institutions.

        2. The per share price of thrift holding companies is typically evaluated in relation to per share core earnings and per share book value. Because the Company has lower per share earnings but higher per share book value than its peers, ANY selected price will make the Company appear overvalued in relation to per share earnings and undervalued in relation to per share book value. Specifically, if the price is increased so that the undervaluation in relation to per share book value is "corrected," then the overvaluation in relation to per share earnings

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Barry McCarty, Esq.
Senior Counsel
February 7, 2005
Page 2


would be exacerbated. The Board of Directors concurred with the independent appraiser's conclusion that the selected pricing ratios represented an appropriate balance between these two pricing approaches. We believe all of the foregoing is fully explained on page 6. We confirm for the staff that there were no other reasons for pricing the Company below book value.

        3. We have supplemented the disclosure on pages 7 and 8 as requested in the comment.

        4. We have moved the disclosure on benefits to management as requested in the comment.

        5. The net proceeds raised in the offering will not, per se, reduce earnings, as stated in the comment. The net proceeds WILL reduce the Company's return on equity ratio, not because of a decrease in earnings, but because of the increase in equity. We have revised the disclosure on page 21 to clarify this. We reiterate that while it is the Company's goal to increase its return on equity as quickly as possible by deploying net proceeds into interest-earning assets, it would be inappropriate to set artificial time targets since a significant deployment of net proceeds could occur in the context of an acquisition, the timing of which is impossible to predict. We note further that management of the Company has not, in fact, set time targets for the deployment of net proceeds.

        6. We have revised the disclosure on pages 29, 30 and 71 in response to the comment.

        7. We have revised the disclosure on page 30 in response to the comment.

        8. In response to the comment, we have reconsidered the measure used as evidence of the accuracy of past estimates of losses inherent in the Company's loan portfolio. The disclosure on page 52 now compares the range of net charge-offs to average loans outstanding to the range of the provision for loans losses to average loans outstanding, which we believe provides better evidence of the relative accuracy of these estimates in the past. However, we have also added a sentence to caution readers about placing undue reliance on such estimates for future periods.

        9. We have reviewed the disclosure requirements of Section 101(b) of Regulation SB, and have briefly described on page 85 of the Business section, to the extent material to an understanding of the Company, certain aspects of the Company's operations conducted through its subsidiaries. We have also provided a cross-reference to the fuller discussion of the subsidiary activities under the heading Subsidiary Activity. It should be noted that the insurance brokerage activities and the real estate development activities conducted through subsidiaries of the Company currently comprise a small percentage of the Company's assets and earnings.

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Barry McCarty, Esq.
Senior Counsel
February 7, 2005
Page 3


        10. We have revised the disclosure on pages 55 and 56 in response to the comment and in accordance with our discussions with the staff. The revised disclosure discusses how maintaining high levels of liquid assets reduces interest rate risk but also reduces net interest income. The revised disclosure also makes clear the Company's intention, as long-term interest rates rise, to reduce its mortgage banking operations and to retain a larger percentage of originated one- to four-family residential mortgage loans.

        11. As requested in the comment, we have added in the Business section a separate discussion of the Company's mortgage banking activities under a separate heading on page 85.

        12. The Company engages in a limited amount of real estate development activity. All of this activity is conducted through the Company's indirect subsidiary, Financial Services & Mortgage Corporation ("FSMC"). The Company's investment in FSMC at September 30, 2004 is disclosed on page 94. However, it should be noted that for financial statement purposes, the activities and financial attributes of FSMC are consolidated with those of the Company. The Company's reference in its initial filing to its "investment" in FSMC as "substandard" was an error. Instead, the substandard asset is the Company's investment in certain real estate developed by and owned through FSMC. The Company's accounting for this real estate investment complies with SFAS 144 in that the real estate is 1) held for sale and 2) carried at the lower of cost or market. We have revised the disclosure on pages 81 and 93 consistent with the foregoing. In addition, as requested in the comment, we have added a paragraph that discusses the Company's Real Estate Development Activities in the Business section on page 86. We also have supplemented the disclosure on page 94 to disclose where the $121,000 adjustment has been recorded and how the amount of the adjustment was determined. The charge to earnings for the majority of the reserve was taken in 2000. The ending reserve amount is disclosed in Note 4 of the Consolidated Financial Statements.

        13. We have revised the disclosure on pages 136 and 137 to be consistent with Luse Gorman Pomerenk & Schick's federal tax opinion. We also have reviewed the opinion itself but have not revised it, as we believe it complies with the long-standing SEC staff position on references to and reliance on others' opinions.

        14. As requested in the comment, we have supplemented the disclosure in Note 18 on pages F-52 and F-53 to include segment reporting for the operations of ICA.

        15. We have supplemented the disclosure on page F-3 to separately disclose goodwill. We also have revised Note 7 to exclude goodwill as required in paragraph 43 of SFAS 142.

        16. We have supplemented the disclosure in Note 1 to include the statements required under instruction 2 of Item 310(b) of Regulation S-B.

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Barry McCarty, Esq.
Senior Counsel
February 7, 2005
Page 4


        17. We have supplemented the disclosure in Note 1 to disclose how we determined that 20 years was appropriate. In addition, we have disclosed the terms of the exclusive contract in the same paragraph.

        18. We have supplemented the disclosure in Note 1 to disclose how we determined the expected life of the Company's core deposit intangibles.

        19. We have supplemented the disclosure in Note 14, as requested in the comment.

        20. Although it is a public document, there is no regulatory requirement that the appraisal be made available at the offices of a converting institution. Accordingly, we have not revised the List of Exhibits.

        We trust the foregoing is responsive to the staff's comments. We intend to file an acceleration request from the Company requesting acceleration of the registration statement for February 11, 2005, at 12:00 noon, or as soon thereafter as is practicable. We therefore request that the staff advise the undersigned at (202) 274-2011 as soon as possible of any additional comments it may have.

                                                         Respectfully,

                                                         /s/ Robert B. Pomerenk

                                                         Robert B. Pomerenk

Enclosures
cc:     David Lyon, Esq.
        Rebekah Moore, CPA
        Paul Cline, CPA
        Martin A. Thomson, President and
           Chief Executive Officer
        Eric Luse, Esq.
        Steve Lanter, Esq.